UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

Apptio, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

03835C108

(CUSIP Number)

Sachin Gupta

Apptio, Inc.

11100 NE 8th Street, Suite 600

Bellevue, WA 98004

(866) 470-0320

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e),240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03835C108

1.	NAMES OF REPORTING PERSONS Sachin Gupta
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,170,848
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,170,848
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,170,848
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Apptio, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices located at 11100 NE 8th Street, Suite 600 Bellevue, WA 98004.

On May 10, 2018, all outstanding shares of the Issuer’s Class B Common Stock, par value $0.0001 per share, automatically converted into the same number of shares of Class A Common Stock, par value $0.0001 per share, pursuant to the terms of the Amended and Restated Certificate of Incorporation (the “Certificate”) of the Issuer (the “Conversion”).

The Conversion occurred pursuant to Article IV, Section D.3 of the Certificate, which provided that each one share of Class B Common Stock would convert automatically, without any further action, into one share of Class A Common Stock, par value $0.0001 per share, at 5:00 p.m. New York City time on the first trading day falling on or after the date on which the outstanding shares of Class B Common Stock represent less than 25% of the aggregate number of shares of the then outstanding Class A Common Stock and Class B Common Stock.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Sachin Gupta (the “Reporting Person”).

(b)	The address of the principal business office of the Reporting Person is 11100 NE 8th Street, Suite 600 Bellevue, WA 98004.

(c)	The Reporting Person is the president, chief executive officer and a member of the board of directors of the Issuer.

(d)	During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding.

(e)

During the five years prior to the date hereof, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a U.S. Citizen.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date of this report, the Reporting Person’s beneficial ownership includes 5,170,848 shares of Class A Common Stock, of which 3,961,960 shares are held by the Reporting Person directly and 307,357 shares are held by the Reporting Person indirectly through Sachin Gupta, Trustee of the FutureZ Irrevocable Trust 16 (f/k/a PG GRAT of 2016 dated July 19, 2016) (the “Gupta Trust”), 898,231 shares of Class A Common Stock issuable pursuant to stock options vested and exercisable within 60 days of November 9, 2018 subject to the Reporting Person’s continued service, and 3,300 shares of Class A Common Stock issuable pursuant to restricted stock units vested and exercisable within 60 days of November 9, 2018 subject to the Reporting Person’s continued service. The Reporting Person holds additional options and restricted stock units to purchase or convert into 346,169 shares of Class A Common Stock which are not vested and exercisable within 60 days of November 9, 2018. These securities are governed by the Issuer’s 2011 Executive Equity Incentive Plan (the “2011 Plan”) and the Issuer’s 2016 Equity Incentive Plan (the “2016 Plan”) and were granted in connection with the Reporting Person’s service as an officer of the Issuer. No additional consideration was paid by the Reporting Person in connection with the receipt of such securities.

Item 4.	Purpose of Transaction

The Reporting Person is a co-founder and the president, chief executive officer and a member of the board of directors of the Issuer.

The Reporting Person was previously party to a Rule 10b5-1 trading plan adopted by the Reporting Person on February 22, 2018 pursuant to which the Reporting Person engaged in periodic sales of shares of his Class A Common Stock in accordance with the terms of the trading plan. The Reporting Person terminated such trading plan effective October 31, 2018.

On November 9, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bellevue Parent, LLC, a Delaware limited liability company (“Parent”), and Bellevue Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. Parent and Merger Sub were formed by affiliates of Vista Equity Partners Fund VI, L.P., a Cayman Islands exempted limited partnership. Under the terms of the Merger Agreement, upon consummation of the Merger, each share of Class A Common Stock issued and outstanding as of immediately prior to the consummation of the Merger will be automatically converted into the right to receive cash in an amount equal to $38.00 per share.

In connection with the execution of the Merger Agreement, Parent has entered into a voting and support agreement (the “Voting Agreement”) with the Reporting Person and the Gupta Trust. Under the Voting Agreement, these parties have agreed, during the term of the Voting Agreement, to vote their shares of Class A Common Stock (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement and any non-binding advisory vote on “golden parachute” executive compensation matters and/or (ii) against any acquisition proposal or any action or agreement which would reasonably be expected to result in any of the conditions to the Issuer’s obligations to consummate the Merger as specified in the Merger Agreement not being fulfilled and any alternative acquisition proposals.

In addition, pursuant to the Voting Agreement and subject to certain exceptions as set forth therein, each of the Reporting Person and the Gupta Trust agreed not to (i) transfer, assign, sell, gift-over, hedge, pledge or otherwise dispose (whether by sale, liquidation, dissolution, dividend or distribution) of, enter into any derivative arrangement with respect to, or create any lien or encumbrance (other than certain permitted encumbrances) on or enter into any agreement with respect to any of the foregoing (“Transfer”), any or all of the shares of Class A Common Stock held by such party; (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the shares of Class A Common Stock held by such party with respect to any matter that is in contravention of the obligations of such party under the Voting Agreement with respect to such shares of Class A Common Stock; (iv) deposit any of the shares of Class A Common Stock held by such party into a voting trust, or enter into a voting agreement or arrangement with respect to any such shares of Class A Common Stock in contravention of the obligations of such party under the Voting Agreement with respect to such shares of Class A Common Stock; or (v) knowingly take or cause the taking of any other action that would materially restrict or prevent the performance of such party’s obligations under the Voting Agreement, excluding any bankruptcy filing.

The Voting Agreement further provides that each of the Reporting Person and the Gupta Trust is entering into the Voting Agreement solely in such party’s capacity as a holder of the Class A Common Stock and not in such party’s capacity as a director, officer or employee of the Issuer, and nothing in the Voting Agreement shall limit or restrict any actions or omissions of a director and/or officer of the Issuer, including, without limitation, in the exercise of his or her fiduciary duties as a director and/or officer of the Issuer.

The obligations under the Voting Agreement terminate with respect to the Reporting Person or the Gupta Trust, as applicable, upon the earliest of (i) termination of the Merger Agreement in accordance with its terms; (ii) the consummation of the Merger; (iii) any changes (in a manner adverse to the Reporting Person or the Gupta Trust, as applicable) to the terms of the Merger without the prior written consent of the Reporting Person or the Gupta Trust, as applicable; (iv) the date that the Reporting Person or the Gupta Trust, as applicable, ceases to own any Class A Common Stock; or (v) the mutual written consent of Parent and each of the Reporting Person and the Gupta Trust.

The foregoing descriptions of the Merger Agreement and the Voting Agreement and the transactions contemplated thereby do not purport to be complete, and are subject to, and qualified in their entirety by reference to, the full text of the Merger Agreement and the Voting Agreement, as applicable, which are incorporated herein by reference. The Merger Agreement and the Voting Agreement are filed as exhibits hereto.

Item 5.	Interest in Securities of the Issuer

(a)

As of November 9, 2018, the Reporting Person beneficially owns 5,170,848 shares of Class A Common Stock, of which 3,961,960 shares are held by the Reporting Person directly and 307,357 shares are held by the Reporting Person indirectly through Sachin Gupta, Trustee of the FutureZ Irrevocable Trust 16 (f/k/a PG GRAT of 2016 dated July 19, 2016) (the “Gupta Trust”), 898,231 shares of Class A Common Stock are issuable pursuant to stock options vested and exercisable within 60 days of November 9, 2018, and 3,300 shares of Class A Common Stock are issuable pursuant to restricted stock units vested and exercisable within 60 days of November 9, 2018, subject to the Reporting Person’s continued service. The Reporting Person holds additional options and restricted stock units to purchase or convert into 346,169 shares of Class A Common Stock which are not vested and exercisable within 60 days of November 9, 2018. The Reporting Person’s holdings represent approximately 11.2% of the Issuer’s Class A Common Stock.[1]

(b)

As of November 9, 2018, the Reporting Person has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of 5,170,848 shares of Class A Common Stock beneficially owned by him.

(c)

Except as disclosed in Item 4 and Item 6, the Reporting Person has not effected any transactions with respect to the shares of Class A Common Stock beneficially held by him during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

[1]

Calculated as the quotient obtained by dividing the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by 45,104,489 shares of Class A Common Stock outstanding as of October 25, 2018, as reported in the Issuer’s Form 10-Q, filed October 31, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 4 are incorporated herein by reference.

The Reporting Person is the president and chief executive officer of the Issuer and is a member of the Issuer’s board of directors and, accordingly, may have the ability to effect and influence control of the Issuer.

The Reporting Person is a party to the Amended and Restated Investors’ Rights Agreement dated as May 3, 2013, by and among the Issuer and certain investors of the Issuer (the “Rights Agreement”). Beginning six months following the Issuer’s initial public offering, various parties to the Rights Agreement have the right to demand that the Issuer use its best efforts to file a registration statement for the registration of the offer and sale of at least such number of shares as will result in anticipated offering proceeds in excess of $10.0 million. In addition, at any time after the Issuer is qualified to file a registration statement on Form S-3, various parties to the Rights Agreement have the right to demand that the Issuer file a registration statement on Form S-3 so long as the aggregate number of shares to be offered and sold equals at least $1.0 million. If the Issuer proposes to register the offer and sale of any of its securities either for its own account or for the account of other stockholders, various parties to the Rights Agreement have the right, subject to certain exceptions, to include their shares in such registration statement. The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, as amended, included as Exhibit 4.2 and Exhibit 4.2A to the Registration Statement.

The Reporting Person is also a party to agreements under the 2011 Plan and 2016 Plan. In December 2011, the Reporting Person received a stock option exercisable for 450,000 shares of Class A Common Stock at a price of

$2.39 per share, all of which are exercisable within 60 days of November 9, 2018. In June 2014, the Reporting Person received a stock option exercisable for 182,000 shares of Class A Common Stock at a price of $11.46 per share, all of which are exercisable within 60 days of November 9, 2018. In November 2015, the Reporting Person received a stock option exercisable for 400,000 shares of Class A Common Stock at a price of $14.31 per share, of which 245,831 shares are exercisable within 60 days of November 9, 2018. In May 2017, the Reporting Person received a stock option exercisable for 54,400 shares of Class A Common Stock at a price of $14.04 per share, of which 20,400 shares are exercisable within 60 days of November 9, 2018. In May 2017, the Reporting Person received an award of restricted stock units exercisable for 52,800 shares of Class A Common Stock, of which 3,300 are exercisable within 60 days of November 9, 2018. In May 2018, the Reporting Person received an award of restricted stock units exercisable for 94,000 shares of Class A Common Stock, none of which are exercisable within 60 days of November 9, 2018. In May 2018, the Reporting Person received an award of performance restricted stock units exercisable for 31,000 shares of Class A Common Stock, none of which are exercisable within 60 days of November 9, 2018.

Other than the agreements and relationships described in Item 4 above and in this Item 6, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Title	Incorporation by Reference
		Form	File No.	Exhibit	Filing Date

7.1	Form of Stock Option Grant Notice and Stock Option Agreement under the 2011 Executive Equity Incentive Plan, as amended	S-1	333-213334	10.18	August 26, 2016

7.2	Amended and Restated Investors’ Rights Agreement, dated May 3, 2013, by and among the registrant and the investors and founders named therein	S-1	333-213334	4.2	August 26, 2016

7.3	Amendment to the Amended and Restated Investors’ Rights Agreement, dated October 11, 2013	S-1	333-213334	4.2A	August 26, 2016

7.4	Form of Stock Option Grant Notice and Stock Option Agreement under the 2016 Equity Incentive Plan	S-1/A	333-213334	10.21	September 12, 2016

7.5	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under the 2016 Equity Incentive Plan	S-1/A	333-213334	10.23	September 12, 2016

7.6	Certificate of Retirement	8-A/A	001-37885	3.1	May 11, 2018

7.7	Agreement and Plan of Merger, dated as of November 9, 2018, by and among Bellevue Parent, LLC, a Delaware limited liability company, Bellevue Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Bellevue Parent, LLC, and Apptio, Inc., a Delaware corporation.	8-K	001-37885	2.1	November 13, 2018

7.8	Voting and Support Agreement, dated as of November 9, 2018, by and among Bellevue Parent, LLC, a Delaware limited liability company, Bellevue Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Bellevue Parent, LLC, Sachin Gupta, and Sachin Gupta, Trustee of the FutureZ Irrevocable Trust 16 (f/k/a PG GRAT of 2016 dated July 19, 2016)*	N/A	N/A	N/A	N/A

*Filed herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2018	/s/ Sachin Gupta
Sachin Gupta